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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Genelabs Technologies, Inc.

(Name of Issuer)

Common, no par value per share

(Title of Class of Securities)

368706206

(CUSIP Number)

Friday, September 05, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368706206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,611,800

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,611,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.98% (Based upon 43,684,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 368706206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,611,800

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,611,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.98% (Based upon 43,684,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 368706206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Healthcare Offshore, LTD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,198,250

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,198,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,198,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.03% (Based upon 43,684,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Genelabs Technologies, Inc.
	(b)	Address of Issuers Principal Executive Offices 505 Penobscot Drive, Redwood City, CA, 94063

Item 2.
	(a)	Name of Person Filing Raj Rajaratnam Galleon Management, L.P. Galleon Healthcare Offshore, LTD
	(b)	Address of Principal Business Office or, if none, Residence For Galleon Management, L.P.: 590 Madison Avenue, 34th Floor New York, NY 10022

For each Reporting Person other than Galleon Management, L.P.: c/o Galleon Management, L.P. 590 Madison Avenue, 34th Floor New York, NY 10022
	(c)	Citizenship

For Raj Rajaratnam: United States For Galleon Management, L.P.: Delaware For Galleon Healthcare Offshore, LTD: Bermuda
	(d)	Title of Class of Securities Common, no par value per share
	(e)	CUSIP Number 368706206

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (I5 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Item 4.	Ownership.

With respect to the beneficial ownership of the reporting person, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Not Applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person
Galleon Management, L.P. has beneficial ownership of the shares which are the subject of this filing through the investment discretion it exercises over its clients’ accounts. Although such account does not have beneficial ownership of such shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one account managed by Galleon Management, L.P., Galleon Healthcare Offshore, Ltd. owns of record more than 5% of the Issuer’s outstanding shares.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.
Identification and Classification of Members of the Group
Not Applicable

Item 9.
Notice of Dissolution of Group
Not Applicable

Item 10.
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thursday, September 18, 2008
Date

RAJ RAJARATNAM, for HIMSELF;
for GALLEON MANAGEMENT, L.P., as the Managing
Member of its General Partner, Galleon Management, L.L.C.; and for GALLEON HEALTHCARE OFFSHORE, LTD. ., as the  Managing Member of Galleon Management, L.L.C.,  which is the General Partner of Galleon Management, L.P., which in turn, is an Authorized Signatory

Exhibit 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.in this statement is true, complete and correct.

RAJ RAJARATNAM, for HIMSELF;
for GALLEON MANAGEMENT, L.P., as the Managing
Member of its General Partner, Galleon Management, L.L.C.; and for GALLEON HEALTHCARE OFFSHORE, LTD. ., as the  Managing Member of Galleon Management, L.L.C.,  which is the General Partner of Galleon Management, L.P., which in turn, is an Authorized Signatory